September 29, 2010

Andrew Warren, Chief Financial Officer
Liz Claiborne, Inc.
1441 Broadway
New York, New York 10018

RE: **Liz Claiborne, Inc.**
Form 10-K for FYE January 2, 2010
Filed February 23, 2010;
DEF14A for Annual Meeting on May 27, 2010
Filed April 13, 2010

Dear Mr. Warren:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John Reynolds,
Assistant Director